SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2004

SONY CORPORATION

(Translation of registrant’s name into English)

7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)

By	/s/ TERUHISA TOKUNAKA
(Signature) Teruhisa Tokunaka Executive Deputy President and Group Chief Strategy Officer

Date: February 4, 2004

List of materials

        Documents attached hereto:

i)	A press release announcing a share buy back by Sony for the purpose of engaging in a stock for stock exchange and for the purpose of reserving shares for shareholders who wish to increase their shares to one unit.

SONY

News & Information	Sony Corporation 6-7-35 Kitashinagawa, Shinagawa-ku Tokyo, 141-0001 Japan

No. 04-008E

February 4, 2004

Notice of share buy back to acquire shares to be used for stock for stock exchange, and to reserve shares for shareholders who wish to increase their shares to one unit (100 shares)

With regard to the share buy back pursuant to Article 210 of the Commercial Code, Sony has purchased its own shares as follows:

(1) Purchase Date:	February 4, 2004

(2) Purpose:

•      To allot and deliver shares to the shareholder of Sony Computer Entertainment Inc. which shall become a wholly-owned subsidiary of Sony through a stock for stock exchange on April 1, 2004

•      To reserve shares to be sold to any shareholder constituting less than one unit for the purpose of making such holder’s holding, when added to the shares held by such holder, constitute a full one unit of shares (100 shares)

(3) Type of Shares:	Shares of Common Stock

(4) Number of Shares Purchased:	1,500,000 shares

(5) Total Purchase Price:	6,352,572,000 yen

(6) Method:	Shares were purchased on the Tokyo Stock Exchange.

[Reference]

(1)	Authorization given at the ordinary general meeting of shareholders held on June 20, 2003:

• Type of Shares	Shares of Common Stock and shares of Subsidiary Tracking Stock linked to Sony Communication Network Corporation (“Tracking Stock”)

• Number of Shares	Common Stock: Up to 90,000,000 shares Tracking Stock: Up to 300,000 shares

• Total Purchase Price	Common Stock: Up to 400 billion yen Tracking Stock: Up to 1 billion yen

(2)	Total treasury stock purchased since the above authorization:

• Number of Shares Purchased:	2,000,000 shares (Common Stock)

• Total Purchase Price:	8,199,942,000 yen

Contact:

Corporate Communications

(03) 5448-2200 (Direct line)